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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

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                              TAUBMAN CENTERS, INC.
                            (NAME OF SUBJECT COMPANY)


                              TAUBMAN CENTERS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    876664103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                               RECEIVE NOTICE AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                 WITH COPIES TO:

     CYRIL MOSCOW          JEFFREY H. MIRO        ADAM O. EMMERICH
    HONIGMAN MILLER        KENNETH H. GOLD       TREVOR S. NORWITZ
     SCHWARTZ AND       MIRO, WEINER & KREIMER     ROBIN PANOVKA
       COHN, LLP        38500 WOODWARD AVENUE,   WACHTELL, LIPTON,
  2290 FIRST NATIONAL         SUITE 100             ROSEN & KATZ
       BUILDING           BLOOMFIELD HILLS,     51 WEST 52ND STREET
  660 WOODWARD AVENUE       MICHIGAN 48303       NEW YORK, NEW YORK
   DETROIT, MICHIGAN        (248) 646-2400             10019
      48226-3583                                   (212) 403-1000
    (313) 465-7000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
          This Amendment No. 3 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO"), to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(b) BACKGROUND OF THE TRANSACTION

           The section entitled "Background of the Transaction" is hereby amended by adding the following paragraph to the end thereof:

                On December 16, 2002, Simon filed preliminary proxy materials with the SEC with respect to the solicitation by Simon and the Offeror of Appointments of Designated Agents (the "Simon Solicitation"). According to the Simon Solicitation, Simon is making the Simon Solicitation to call a special meeting of the shareholders of the Company, at which meeting Simon will ask the Company's shareholders to adopt a proposal to amend the Company's Restated Articles of Incorporation to provide that the purchase by the Offeror of all of the Common Shares tendered pursuant to the Simon Offer would not trigger the Excess Share Provision, and a proposal urging the Company Board to pass a resolution approving the Simon Offer in order to satisfy the Business Combination Condition if the Company Board opts into the Michigan Business Combination Act.

                On December 20, 2002, the Board of Directors met with its legal and financial advisors and considered the Simon Solicitation and the proposals which Simon seeks to put before a shareholder meeting. The Board unanimously resolved to recommend that shareholders revoke any Appointments of Designated Agents, and if a special meeting were called, to vote against Simon's proposals. In addition, the Board also amended the Company's by-laws to specify in more detail the timing and procedures that would apply to a special meeting requested by the shareholders.

ITEM 9.  EXHIBITS

           Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.      DESCRIPTION

Exhibit (a)(4)   Restated By-Laws of Taubman Centers, Inc.

Exhibit (a)(17)  Preliminary Revocation Solicitation Statement by
                 Taubman Centers, Inc. in Opposition to the
                 Solicitation of Agent Designations by Simon Property Group, Inc. and Simon Property Acquisitions, Inc. to call a Special Meeting of Taubman Centers, Inc. Shareholders filed on Schedule 14A on December 20, 2002

Exhibit (a)(18)  Notice to Participants of the Taubman Company and
                 Related Entities Employee Retirement Savings Plan

Exhibit (a)(19)  Tender Offer Instruction Form for Participants of
                 the Taubman Company and Related Entities Employee Retirement Savings Plan

Exhibit (a)(20)  Letter to Taubman Associates, dated December 19, 2002



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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2002           Taubman Centers, Inc.



                                    By:  /s/ Robert S. Taubman
                                        ------------------------------------
                                        Robert S. Taubman
                                        Chairman of the Board, President and
                                        Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION

Exhibit (a)(4)   Restated By-Laws of Taubman Centers, Inc.

Exhibit (a)(17)  Preliminary Revocation Solicitation Statement by
                 Taubman Centers, Inc. in Opposition to the
                 Solicitation of Agent Designations by Simon Property Group, Inc. and Simon Property Acquisitions, Inc. to call a Special Meeting of Taubman Centers, Inc. Shareholders filed on Schedule 14A on December 20, 2002 (incorporated by reference to Schedule 14A filed by Taubman Centers, Inc. on December 20, 2002)

Exhibit (a)(18)  Notice to Participants of the Taubman Company and
                 Related Entities Employee Retirement Savings Plan

Exhibit (a)(19)  Tender Offer Instruction Form for Participants of
                 the Taubman Company and Related Entities Employee Retirement Savings Plan

Exhibit (a)(20)  Letter to Taubman Associates, dated December 19, 2002